Exhibit (a) (2)

Stamford Towers Limited Partnership
c/o Service Data Corporation
2424 South 130th Circle
Omaha, NE  68144-2596
(800) 223-3464


March 5, 1997

Dear Unitholder:

If you have not already, you will soon be receiving additional materials from Steele Hill Partners L.L.C. ("Steele Hill") describing its partial tender offer (the "Offer") to purchase up to 2,300,000 limited partnership units (the "Units"), or 29.4% of the total Units outstanding, of Stamford Towers Limited Partnership (the "Partnership") at a price of $1.51 per Unit, less the amount of any distributions declared or made by the Partnership between February 14, 1997 and the date of purchase. As we have previously informed you, the price being offered by Steele Hill is 60% BELOW the Partnership's estimate of net asset value of $3.82 per Unit as of December 31, 1996.

FOR THE REASONS SET FORTH IN OUR LETTER TO YOU DATED FEBRUARY 21,
1997, WE HAVE DETERMINED THAT THE PURCHASE PRICE IS INADEQUATE
AND DOES NOT REFLECT THE INHERENT VALUE OF YOUR UNITS.  WE
BELIEVE THAT IT IS NOT IN YOUR BEST INTEREST TO ACCEPT THE OFFER
AND RECOMMEND THAT YOU REJECT IT.

The occupancy rate of the Partnership's two commercial office buildings (the "Property") is currently 70% -- a significant increase from the 51% occupancy rate of only one year ago. Moreover, the commercial office market in Stamford, Connecticut, where the Property is located, has also improved. As a result, the appraised value of the Property has increased by approximately 41% from 1995 to 1996. This increase in the Property's appraised value is precisely why Steele Hill is offering to purchase your Units. They are attempting to acquire your Units at a significant discount and then expect to make a significant profit from any potential distributions from operations or the future sale of the Property.

IN SUMMARY, WE DO NOT BELIEVE THAT THE STEELE HILL OFFER IS IN
YOUR BEST INTEREST.  WE RECOMMEND THAT YOU REJECT THE STEELE HILL
OFFER AND NOT TENDER YOUR UNITS.

We will, of course, keep you informed of significant events concerning the Partnership. If you have any questions, please call the Partnership's administrative agent, First Data Investor
Services Group, at (800) 223-3464.

Very truly yours,

Stamford Towers, Inc.
General Partner

/s/ Regina M. Hertl

Regina M. Hertl
President